VF 3-21-05



SE[illegible] 05040012 [illegible]MMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL
RECEIVED
PROCESSING
MAR 0 1 2005
WASHINGTON
SECTION

SEC FILE NUMBER
8- 49595

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Growth Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Rockefeller Plaza, 30th Floor, Suite 3002
(No. and Street)

New York	New York	10020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James E. Gaffney (212) 218-7482
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McLaren & Co., P.C.
(Name – *if individual, state last, first, middle name*)

504 Corporate Drive West,	Langhorne	PA	19047
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 4 2005 E
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23/05

OATH OR AFFIRMATION

I, James E. Gaffney, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Growth Securities, LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Member

Title



Notary Public

NOTARIAL SEAL
CINDY CALLOZZO, Notary Public
Middletown Twp., Bucks County
My Commission Expires May 11, 2006

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

McLaren & Co., P.C.
Certified Public Accountants

Robert H. McLaren, CPA
Theresa B. McLaren, CPA

LUXEMBOURG CORPORATE CENTER
504 CORPORATE DRIVE WEST
LANGHORNE, PA 19047

VOICE: (215) 579-1260
FAX: (215) 579-1363
EMAIL: mclarco@aol.com

Memberships:
American Institute of CPAs
Pennsylvania Institute of CPAs
New Jersey Society of CPAs

INDEPENDENT AUDITOR'S REPORT

To Capital Growth Securities LLC:

We have audited the accompanying statement of financial condition of Capital Growth Securities LLC (a Delaware limited liability company) as of December 31, 2004, and the related statements of income, changes in member's equity, and cash flows for the years then ended. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Capital Growth Securities LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

McLaren & Co., P.C.

February 25, 2005

Capital Growth Securities LLC

Statement of Financial Condition

As of December 31, 2004

ASSETS:	
Current Assets:	
Cash & Cash Equivalents	$ 192,433
Accounts Receivable	3,641,378
Total Current Assets	3,833,811
Total Assets	$ 3,833,811
LIABILITIES AND MEMBERS' EQUITY:	
LIABILITIES	
Accounts Payable & Accrued Expenses	$ 17,125
Total Current Liabilities	17,125
MEMBERS' EQUITY	3,816,686
Total Liabilities and Members' Equity	$ 3,833,811

The accompanying notes are an integral part of these financial statements.

Capital Growth Securities LLC

Statement of Income

For the Year Ended December 31, 2004

Revenues:	
Consulting Fees	$ 5,158,663
Interest Income	2,675
Total Revenues	5,161,338
Expenses:	
Consulting & Administrative Fees	1,823,621
Legal & Professional Fees	14,244
Regulatory Fees	10,866
Rent	7,883
Miscellaneous	7,004
Total Expenses	1,863,618
Net Income	$ 3,297,720

The accompanying notes are an integral part of these financial statements.

Capital Growth Securities LLC

Statement of Changes in Members' Equity

For the Year Ended December 31, 2004

		Members' Equity
Balance at January 1, 2004	$	1,902,426
Net Income		3,297,720
Distributions to Members		(1,383,460)
Balance at December 31, 2004	$	3,816,686

The accompanying notes are an integral part of these financial statements.

Capital Growth Securities LLC

Statement of Cash Flows

For the Year Ended December 31, 2004

Cash Flows from Operating Activities:	
Net Income	$ 3,297,720
Increase in Accounts Receivable	(2,192,727)
Decrease in Other Current Assets	21,282
Increase in Accounts Payable & Accrued Expenses	13,625
Net Cash Flows from Operating Activities	1,139,900
Cash Flows from Financing Activities:	
Cash Distributions to Members	(1,383,460)
Net Cash Flows from Financing Activities	(1,383,460)
Decrease in Cash & Cash Equivalents	(243,560)
Cash & Cash Equivalents, beginning of year	435,993
Cash & Cash Equivalents, end of year	$ 192,433

Supplemental Cash Flow Data:

Income Taxes Paid	$ -0-
Interest Paid	$ -0-

The accompanying notes are an integral part of these financial statements.

Capital Growth Securities LLC

Notes to Financial Statements
For the Year Ended December 31, 2004

1. **Organization**
Capital Growth Securities LLC is a broker/dealer and a member of the National Association of Securities Dealers, Inc. The company's primary business is to provide consulting services to investment management firms relating to the business development efforts of those firms.

2. **Accounting Principles and Policies**
Cash and cash equivalents
For purposes of preparing the statement of cash flows, unrestricted currency and money market accounts are considered cash and cash equivalents.

Accounts receivable
Management believes that all accounts receivable as of December 31, 2004 are fully collectible. Therefore, no allowance for doubtful accounts is necessary.

Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures.

The Company earns its revenue by generating consulting fee income from providing business development advice to money management companies. The Company does not always know the amount of its earnings in the period from when these arrangements occur until when the fees are paid. Management has estimated the amount of fees earned through December 31, 2004 based upon the information available as of the preparation of these financial statements. Actual results could differ materially from those estimates.

Income taxes
As a limited liability company, the company is not a taxpaying entity for federal, state or local income tax purposes, and thus no income tax expense has been recorded in the statements. Income of the company is taxed to the member on his individual tax returns.

(continued)

3. **Concentrations of Risk**
In the year ended December 31, 2004, three of the Company's clients accounted for more than 90% of the Company's revenue, and the largest client accounted for more than 55%.

The Federal Deposit Insurance Corporation insures up to $100,000 of deposits maintained at any one financial institution. During the year, the Company's deposit balance exceeded insured levels based on bank records on a number of occasions. The largest uninsured amount during the year was approximately $718,000.

4. **Related Party Transactions**
During 2004, the Company purchased consulting and administrative services in the amount of $1,712,851 from other companies owned by its members. The Company has also recorded an accrual for rent expense in the amount of $7,883 for office space rented by one of its affiliates.

5. **Net Capital Requirements**
The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12.5 to 1. At December 31, 2004, the Company had net capital of $175,308, which was $170,308 in excess of its required net capital of $5,000. The company's aggregate indebtedness to net capital ratio was 0.10 to 1 at December 31, 2004.

6. **Ownership Change**
Effective May 12, 2004, the single member of the Company sold 50% of its interest to Capital Growth Partners, LLC. Capital Growth Partners, LLC provided consulting services to the Company during all of 2004.

Capital Growth Securities LLC

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934
as of December 31, 2004

Schedule I

Capital Growth Securities LLC

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

As of December 31, 2004

NET CAPITAL

Total Members' Equity	$ 3,816,686
Add: Other (deductions) or allowable credits -	-
Total capital and allowable subordinated liabilities	3,816,686
Deductions and/or charges:	
A. Non-allowable assets	
Receivables from clients	(3,641,378)
Total non-allowable assets	(3,641,378)
Net capital	$ 175,308

AGGREGATE INDEBTEDNESS

Accounts payable & accrued expenses	$ 17,125

Schedule I
(continued)

Capital Growth Securities LLC

Computation of Net Capital under Rule 15c3-1 of the
Securities and Exchange Commission

As of December 31, 2004

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$	1,142
Minimum dollar net capital required	$	5,000
Net capital required	$	5,000
Excess net capital at 1500%	$	170,308
Excess net capital at 1000%	$	168,596
Percentage of aggregate indebtedness to net capital		9.77%

RECONCILIATION WITH COMPANY'S COMPUTATION
(included in Part II of Form X-17A-5 as of December 31, 2004)

Net capital, as reported in company's Part II (Unaudited) FOCUS report	$	181,610
Net audit adjustments		(6,302)
Net capital per above	$	175,308

The company is exempt from the provisions of SEC rule 15c3-3 in accordance with paragraph (k)(2)(i). The company does not carry any security accounts for its clients.

Capital Growth Securities LLC

Schedule II

Not applicable.

Schedule III

Not applicable.

Schedule IV

Not applicable.

McLaren & Co., P.C.

Certified Public Accountants

Robert H. McLaren, CPA
Theresa B. McLaren, CPA

LUXEMBOURG CORPORATE CENTER
504 CORPORATE DRIVE WEST
LANGHORNE, PA 19047

VOICE: (215) 579-1260
FAX: (215) 579-1363
EMAIL: mclarco@aol.com

Memberships:
American Institute of CPAs
Pennsylvania Institute of CPAs
New Jersey Society of CPAs


SEC MAIL PROCESSING
RECEIVED
MAR 0 1 2005
WASH, D.C. 202 SECTION

Mr. James E. Gaffney, Managing Director
Capital Growth Securities LLC:

In planning and performing our audit of the financial statements and supplemental schedules of Capital Growth Securities LLC (the Company) for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance

(continued)

that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McGladrey & Co., P.C.

February 25, 2005